Exhibit 15.1

November 8, 2011

Electronic Arts Inc.

Redwood City, CA

With respect to this registration statement on Form S-3 of Electronic Arts Inc., we acknowledge our awareness of the incorporation by reference therein of our reports dated August 9, 2011 and November 8, 2011 related to our review of the unaudited condensed consolidated interim financial information of Electronic Arts Inc. and subsidiaries that is included in its Form 10-Q for the quarterly periods ended July 2, 2011 and October 1, 2011, respectively.

Pursuant to Rule 436 under the Securities Act of 1933 (the Act), such report is not considered part of a registration statement prepared or certified by an independent registered public accounting firm, or a report prepared or certified by an independent registered public accounting firm within the meaning of Sections 7 and 11 of the Act.

/s/    KPMG LLP

Mountain View, California